Exhibit (a)(5)(B)

Elevate Completes Tender Offer for Evans & Sutherland Computer Corporation Shares with approximately 92.1% Shares Tendered

Dallas, TX — March 26, 2020 — Elevate Entertainment Inc. (“Elevate”), an affiliate of Mirasol Capital, LLC, announced today that the tender offer, through its subsidiary Elevate Acquisition Corporation (“Purchaser”), for all outstanding shares of common stock of Evans & Sutherland Computer Corporation (OTC: ESCC) (“E&S”) expired at midnight (Eastern Time) at the end of March 25, 2020.

The depositary for the tender offer has advised Elevate that, as of the expiration of the tender offer period, approximately 10,576,487 shares of common stock, par value $0.20, of E&S (the “Shares”) (excluding approximately 50,741 Shares subject to guaranteed delivery procedures) were properly tendered and not withdrawn in the tender offer, representing approximately 92.1% of the aggregate number of then issued and outstanding Shares. All properly tendered shares have been accepted for payment, which will be made in accordance with the terms of the tender offer.

Pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of February 9, 2020 (the “Merger Agreement”), among E&S, Elevate and Purchaser, Elevate will carry out a second-step merger as a result of which E&S will become a subsidiary of Elevate. As a result of the acceptance of Shares tendered pursuant to the Offer and in accordance with Section 16-10a-1101 of the Utah Revised Business Corporation Act (the “URBCA”), Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the shareholders of E&S. Pursuant to Section 16-10a-1101 of the URBCA, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Elevate and Purchaser intend to complete the acquisition of E&S through the Merger as promptly as practicable without a meeting of shareholders of E&S.

In the merger, each of the remaining Shares will be converted into the right to receive $1.19 per share, net to the shareholder in cash, without interest thereon and subject to any applicable tax withholding, which is the same amount per share which was paid in the tender offer.